Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: February 15, 2023

Otonomo Technologies Ltd (NASDAQ:OTMO) Q4 2022 Results Conference Call February 15, 2023 8:30 AM ET

Company Participants

Juliet McGinnis - Senior Director of Communications

Ben Volkow - Co-Founder, CEO and Chairman of the Board

Bonnie Moav - CFO

Conference Call Participants

Josh Nichols - B. Riley

Operator

Good morning, and welcome to the Otonomo Fourth Quarter and Full Year 2022 Earnings Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today’s presentation there will be opportunity to ask questions. [Operator Instruction] Please note this event is being recorded.

I would now like to turn the conference over to Juliet McGinnis, Senior Director of Communications at Otonomo. Please go ahead.

Juliet McGinnis

Thank you, operator, and thank you all for joining us today. Welcome to Otonomo’s fourth quarter and full year 2022 earnings call.

Before we begin, I would like to remind you that our discussions today will include forward-looking statements that are subject to risks and uncertainties relating to future events and the future financial performance of Otonomo. Actual results could differ materially from those anticipated in forward-looking statements. Forward-looking statements made today speak only to our expectations as of today, and we undertake no obligation to publicly update or revise them. For a discussion of some of the important risk factors that could cause actual results to differ materially from any forward-looking statements, please see the Risk Factors section of Otonomo’s Form 20-F filed with the SEC on March 31, 2022, and other documents filed by Otonomo from time to time with the SEC.

If you have not received a copy of the earnings press release, please download one from the Investor Relations section of the company’s website.

Today’s call will be accompanied by a PowerPoint. You are welcome to view the presentation on Otonomo’s Investor Relations website. A replay of this webcast will be available on Otonomo’s Investor Relations website.

Please also note that we will present non-GAAP operating loss on today’s call, which is a historical non-GAAP financial measure. Because of this financial measure is used in Otonomo’s internal analysis of financial and operating performance, Otonomo believes that it provides increased transparency to investors of management’s view of economic performance. Otonomo also believes the presentation of this measure allows investors to more effectively evaluate and compare the performance of Otonomo to that of its peers. Although Otonomo’s presentation of this non-GAAP measure may not be comparable to other similarly titled measures of other companies. A reconciliation of this measure to its most directly comparable GAAP financial measures is included in our earnings release.

Today, we are joined by Ben Volkow, CEO and Co-founder of Otonomo; Bonnie Moav, CFO of Otonomo. And Ben will start us off with an update on the current state of the market, Q4 results and a summary of 2022. Next, Bonnie Moav will give us an overview of the company’s financial results for Q4 and the full year 2022. We will then open the call up for a live Q&A session. During the Q&A section of this call, Ben will be joined by Bonnie.

With that, I’d like to pass the call over to Ben Volkow. Ben, please go ahead.

Ben Volkow

Thank you, Juliet. Hi, everyone, and thank you for joining Otonomo’s fourth quarter and full year 2022 financial results conference call.

Before I get into our Q4 results, let me first address the news of our agreement to enter into a merger transaction with Urgently that was announced last week. We couldn’t be more excited about the merger. It is highly complementary and synergetic and will enable us to create exceptional customer-centric assistant experiences and accelerate growth by advancing delivery of preventive and predictive mobility services and products, digital platform integration for faster assistance response with multichannel delivery, value creation across the mobility ecosystem of OEM, transportation, insurance carriers, fleet companies and mobility assistance service providers.

The combined company will be extremely well capitalized with revenues north of $185 million in 2022, with solutions operating in more than 26 countries with more than 100 partnerships agreement across the automotive OEM, transportation, insurance, suite and rental sectors, covering more than 70 million vehicles and more than 80,000 connected assistance service professionals and, of course, 36 registered and pending patents.

With over 1.7 billion connected vehicles expected to be on the road by the next decade, the combined company will serve markets totaling more than $100 billion. This all-stock transaction is expected to close in the third quarter of 2022. Upon closing, Matt Bruce, currently CEO of Urgently, will be the CEO of the combined company. I will continue on the journey and will be joining the Board of Directors of the combined company. I will be happy to address your questions regarding the merger at the end of our prepared remarks today.

Now let’s shift our focus to Q4 and year-end 2022 results for Otonomo. Q4 was yet another record-breaking quarter for Otonomo, with positive revenue growth and continued strong bookings. All of our key metrics were positive quarter-on-quarter. And we signed substantial new contracts that will position the company well for continued growth in the coming quarters.

Q4 also marked a significant shift in our operating strategy as we took the difficult but necessary steps to reduce costs to be more in line with our revenue outlook, and the overall market adoption. We estimate the year-over-year impact of these cost reductions will result in substantial cost savings for the company. We think that this sets Otonomo up well and preserving the necessary capital to build a sustainable and scalable business.

For the full year 2022, our revenue growth, product development and customer success has been nothing short of remarkable. We grew revenues from $1.7 million to $7 million, and we exited the year with 82% recurring revenue run rates. While we did not meet our expectations on the top line for the year and we would have preferred to have less disruption in the business, we remain optimistic about the future of the market and our strategy.

From a market perspective, the back half of 2022 was all about extended decision cycles with our ecosystem. As a result, with strong demand we see for Otonomo data services did not translate into revenues as quickly as we expected. We anticipate that these macro factors will persist well into 2023 and, thus, are positioning the company accordingly from a financial perspective.

The next two to three years will be pivotal in the mobility sector as we believe the industry will reach a tipping point in the adoption of software design telematics. Because of the increasing number of connected vehicles on the road as well as the rate of electric vehicle adoption, because the maturation of key applications and use cases and because of the adoption of new transformative economic model for our segments of the industry.

Q4 continued our momentum across key metrics. Some of the Q4 highlights are revenue for the fourth quarter of 2022 grew by 6% quarter-over-quarter. Recurring revenue reflects 82% of Otonomo’s revenue for the fourth quarter 2022. Bookings for the fourth quarter grew by 65% quarter-over-quarter to $3.6 million, of which 79% is recurring revenues. Backlog as of December 1, 2022, was $6.3 million. Annual recurring revenue, ARR, was $7 million, an increase of 5% quarter-over-quarter.

For 2022, here are some of our highlights. Revenue for 2022 was $7 million compared to $1.7 million in 2021. For the full year 2022, recurring revenues was $4.8 million. Bookings for 2022 were $9.3 million. We increased also our current OEM contracts from ‘22 to ‘24. We added 55 new customers for connected vehicle data insurance in 2022.

We completed The Floow acquisition to address motor issuance, one of the largest segments in the mobility sector. We launched fleet mileage and maintenance management consoles as well as FloowFusion that combines phone and car data to create a 1-plus-1 equals 3 offering to insurance carriers. And we increased the number of fleet vehicles on the platform by more than 5.5 in FX.

I want to touch some of the strategic partnerships announced in the quarter. First, Microsoft. Microsoft has selected Otonomo to support and improve its global marketing products and services. The streaming connected vehicle data provided by Otonomo will allow Microsoft to develop enhancements to its mapping services for Microsoft map users across Microsoft Azure, Windows and Bing, including providing current traffic conditions, accident notification and route optimization.

Microsoft will use connected vehicle data, including traffic data, road safety events and road sign data to enrich and validate its current road network data. With this additional data set, Microsoft can derive additional insights to support its mapping products and services, such as new roads biometric alter restrictions, for example. Microsoft’s marketing products and services include its own branded solutions and licensed third-party offerings.

We also signed a multiyear partnership with global automotive manufacturer, Renault Group, to provide its fleet customers easier and cost-effective access to reach actionable vehicle data insights across multiple vehicle brands. Unlike other solutions that require aftermarket hardware such as OBD dongle to be installed to gain access to the data, Otonomo is able to access the vehicle data directly from Renault Group through Renault Cloud Platform. Easy connect for fleets, so moving from other to software-based telematics. This will reduce the installation and maintenance costs for fleet customers as well as time spent managing these aftermarket devices.

We also signed a multiyear agreement with Iteris, the world’s trusted technology ecosystem for Smart Mobility infrastructure management. To integrate connected vehicle data available through Otonomo’s Smart Mobility data platform into Iteris mobility platform. The additional data source will help Iteris unlock new mobility insights from its multiple sources of traffic intelligence, advances digital mobility infrastructure solutions for the public sector and commercial enterprise customers. And there is on mission of creating a future of smarter and connected transportation.

And finally, Michelin DDI, the business unit within Michelin Group, specialized in driving behavior data analysis, has selected Otonomo to advance the development of its near lease zoning identification service in Europe. Michelin DDI will leverage acceleration and de-acceleration, connected vehicle data events available through that the Otonomo Smart Mobility data platform, to identify potential accident or spots and help border authorities reduce risk and improve road safety for drivers. Beginning in France, and sold by additional countries across Europe.

Now for more detail on our Q4 and full year 2022 financial, I’ll hand it over to Otonomo’s CFO, Bonnie Moav.

Bonnie Moav

Thank you, Ben. Revenues for the fourth quarter 2022 reached $2.1 million compared to $1.1 million for the fourth quarter of 2021. Growth was primarily driven by growth in our core connected vehicle data and the contribution of The Floow revenue.

Before I move further into the numbers, I want to remind you that our non-GAAP item consists of stock-based compensation expenses, restructuring expenses, depreciation, amortization of acquired intangible assets, contingent liability income related to The Floow acquisition and impairment of intangible and goodwill. Non-GAAP information is presented excluding these items. Our GAAP financial results, along with the reconciliation between GAAP and non-GAAP results, can be found in our earnings release.

I will now turn to the detailed financial results for the quarter. Our GAAP operating loss for Q4 2022 was $17.2 million, including a restructuring cost of $2.2 million in transaction costs of $1.9 million compared to $16.2 million in the fourth quarter of 2021.

In the fourth quarter, non-GAAP operating loss was $13.8 million, including transaction costs of $1.9 million compared to $14 million for the fourth quarter of 2021. Our cloud infrastructure expenses consist primarily of costs related to a third-party cloud services, which decreased by 12% from $1.1 million in Q4 2021 to $0.9 million in Q4 2022. The decrease is attributed to the efficiency measures the company adopted to reduce costs.

Cost of services includes purchasing of data of $0.7 million, an increase of 148% year-over-year, which reflects the cost we paid to the OEMs and other data provider for their data using our products. In addition, $0.4 million is related to the cost of services provided to our customers.

Our research and development expenses and our sales and marketing expenses for the fourth quarter of 2022 were $6.2 million and $5.9 million, which increased by 29% and 36%, respectively, year-over-year, mainly due to the workforce growth in connection with The Floow acquisition. The increase in workforce does not reflect yet the recent restructuring process, which will take effect in 2023.

General and administrative expenses for the fourth quarter of 2022 were $6.4 million compared to $6.3 million in the same period a year ago. The current quarter expenses include $1.9 million in transaction costs. If excluded, it reflects a reduction of 29% quarter-over-quarter, mainly due to reduction in D&O insurance costs and management bonus.

During the fourth quarter, the company started a process of cost reduction, including head reduction of approximately 100 employees worldwide. This process will be completed by the end of the first quarter of 2023 and is expected to result in substantial cost savings.

Turning to the balance sheet. We ended up the quarter with $140.6 million in cash, cash equivalents, short-term investments, restricted cash and long-term investments, a decrease of $67.5 million from year-end 2021. This was mainly driven by $12 million in cash used for The Floow acquisition and $55.5 million in cash used for operating activities.

And now I will turn it back over to Ben.

Ben Volkow

As highlighted in today’s call, Q4 and the full year 2022 had great progress and challenges to overcome for Otonomo. Exiting the year, we believe that we are well positioned from a capital standpoint to adjust to the rate of market adoption we are experiencing. Growing our ecosystem of partners and creating strategic highly scalable partnerships and laser focused on segments we believe will scale.

Our momentum is carried into 2023 as we started the year with a bang. Third, the class action lawsuit filed last April against Otonomo has been dismissed. You may remember the strange lawsuit claimed at Otonomo, a fixed hardware tracking devices to BMW vehicles in the U.S. Well, we believe that the dismissal of this lawsuit highlights both the base service of the plaintiff complaint as much as it reinforces the importance that Otonomo press on data privacy. We are pleased with the outcome of this important step in our efforts to resolve this matter and defend Otonomo’s reputation and position in the industry.

Second, our recently announced agreement to merge with Urgently is going to create a mobility service powerhouse that can vastly improve customer experiences and safety for our automotive OEM, transportation, insurance, rental and fleet partners and their customers. The teams are now engaging to support anticipated close and integration in the third quarter of 2023.

Operator, we are now ready to take questions.

Question-and-Answer Session

Operator

[Operator Instructions] Our first question comes from Josh Nichols with B. Riley. Please go ahead.

Josh Nicholas

Just kind of curious, I mean, obviously, there’s a lot going on with the company. But just to hit on some of the expense management items that you talked about towards the end of the call. So the company had an operating loss of around $14 million in the fourth quarter. How is that expected to change going forward? And once all these cost-saving initiatives are completed, is there a target cash burn, quarterly run rate that the company is looking at achieving?

Bonnie Moav

Yes. Thank you for the question, Josh. Yes, we continue to monitor the cost very carefully. As mentioned in the call, we are in finalizing the process of terminated approximately 100 employees. And we are doing some other cost reduction. As mentioned in the call, we already managed to reduce our cloud services costs and looking to reduce it in other places. It’s going to be a substantive cutting. So we believe it’s going to take us to between 35% to 40% cut in our burn rate going forward from probably the beginning of Q2.

Josh Nicholas

And then just last question for me. Could we talk a little bit about the pro forma cap structure of the new entity? I know it’s subject to a couple of things that could change. But overall, based on the current exchange rate, like what’s the shares outstanding today? And what’s that going to look like on a pro forma basis, cash and debt, high-level balance sheet items that we should expect to see?

Bonnie Moav

So unfortunately, there’s not a lot we can share at this point. And also, there are lots of moving pieces between signing and closing. It could take several months, and there is a lot of things that are going to change between signing and closing. So we are not disclosing at this time how the cap table will look. We think that we are — we cannot describe it as it could significantly vary from this point to the closing point.

Josh Nicholas

Right. But I guess, I think you did disclose in the 6-K, right, that there was going to be, I guess, at least the date that it was filed, the conversion rate was — was it 1 share for every 1.41 shares of Otonomo stock, right, that we’re going to be outstanding, at least that how I interpret what was disclosed in the 6-K that was published?

Bonnie Moav

We did disclose that the legacy Otonomo holders will get around 33% of the combined entity. It can change a few percentage up or down, depends on other conditions.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Juliet McGinnis for any closing remarks.

Juliet McGinnis

Thank you, everyone, for joining us. We look forward to seeing you on our next call.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.